FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month September, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

We have been informed by ICICI Lombard General Insurance Company Limited (ICICI Lombard) that their Board of Directors  at the Meeting held on September 8, 2021 had allotted equity  shares of ICICI Lombard to the eligible shareholders of Bharti AXA General Insurance Company Limited (“Bharti AXA”) as per their proportionate shareholding on the Record Date i.e. August 21, 2020 pursuant to the Scheme of Arrangement amongst Bharti AXA and ICICI Lombard and their respective shareholders and creditors. ICICI Lombard has made disclosure to the stock exchanges vide their letter Ref no: MUM/SEC/143-09/2022 on September 8, 2021. Accordingly, with the Bank’s shareholding reducing from 51.86% to 48.08%, ICICI Lombard has ceased to be a subsidiary of the Bank.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: September 09, 2021	By:	/s/Prashant Mistry
		Name :	Prashant Mistry
		Title :	Chief Manager